Fax

RECEIVED

2008 NOV 21 A 11:21

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	11/11/08
No. of pages including this one	2

Citigate Dewe Rogerson

SUPPL

08005977

Please find attached the following two Erste Bank releases:

Erste Group: Notice of Extraordinary General Meeting

PROCESSED
NOV 26 2008
THOMSON REUTERS

Dew 11/24

ERSTE GROUP

INVESTOR INFORMATION Vienna, 11 November, 2008

Erste Group: Notice of Extraordinary General Meeting

The Management Board of Erste Group Bank AG announces that, with the consent of the Supervisory Board, it is calling an extraordinary general meeting to seek shareholder authorization for the planned issue of participation capital.

The meeting will be held on Tuesday, 2 December 2008 at 15:00 hrs at the Austria Center in Vienna. The sole agenda topic is the authorization of the Management Board, with consent of the Supervisory Board, to issue participation capital (pursuant to Art. 23 par. 4 Banking Act) in the form of participation capital certificates with a volume of up to EUR 2.7bn.

The participation capital certificates issued will be bearer certificates or registered certificates and may be issued in several tranches, in observance of the shareholders' subscription rights. This mode of procedure guarantees that the participation capital may be subscribed to not only by the Republic of Austria, but also by existing shareholders of Erste Group or other investors. The terms for the participation capital will be determined by the Management Board with the consent of the Supervisory Board.

All shareholders who have deposited their shares* by 26 November 2008 at the latest shall be entitled to attend the extraordinary general meeting.

Further details can be found at Erste Group's website: http://www.erstegroup.com.

(*The shares must be deposited with the company, an Austrian notary public or the main office of any other Austrian bank during ordinary business hours and must kept there until the end of the general meeting.)

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

END